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                                                             EXHIBIT (a)(3)(iv)


ANNOUNCING...

             VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST
                         COMMENCEMENT OF TENDER OFFER

It is the policy of the Board of Trustees of the Van Kampen American Capital Prime Rate Income Trust to consider on a quarterly basis whether to make a Tender Offer for common shares of the Trust. We are pleased to announce that the Board has authorized the Trust's twenty-fifth consecutive quarterly Tender Offer commencing on December 14, 1995, for the purpose of providing liquidity to its shareholders. The commencement of the Tender Offer is announced in today's Wall Street Journal. Unlike previous tender offerings, shareholders of the Trust will be able to exchange into Class B shares of other eligible Van Kampen American Capital open-end funds excluding the Van Kampen American Capital High Yield Municipal Fund, which is closed to new investors. Please note that the exchanged shares will in effect retain the Early Withdrawal Charge schedule of the Trust.

The Trust is offering to purchase up to 24,558,159 of its common shares (approximately 7% of its issued and outstanding common shares) at a price equal to the net asset value per common share of the Trust as of 5:00 P.M. Eastern Standard time on January 12, 1996, the expiration date of the Tender Offer (unless extended). The Tender Offer and the withdrawal rights expire as of 12:00 Midnight, Eastern Standard time, on January 12, 1996, unless extended.
An "Early Withdrawal Charge" will be imposed on most common shares accepted for payment that have been held for less than five years.

Terms and conditions of the tender offer are contained in the Trust's Offer to Purchase dated December 14, 1995, and the related Letter of Transmittal. Copies are available to you upon request by calling the number listed below.

Shareowners may tender by completing and returning the Letter of Transmittal by January 12, 1996. Alternatively, Selling Firms may tender account positions with a wire order redemption via NSCC Fund/SERV or by calling the Van Kampen American Capital Order Desk at (800) 231-7166, on January 12, 1996 (trade date of the Tender Offer). The Trust's CUSIP is 920914-108.

Should you have any questions regarding the Tender Offer, please contact Van Kampen American Capital Investor Services Department at (800) 356-3677, between the hours of 7AM and 7PM Central Time.